United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33503	CUSIP Number 81662W 10 8
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SemGroup Energy Partners, L.P.
Full Name of Registrant
N/A
Former Name if Applicable
Two Warren Place 6120 South Yale Avenue, Suite 500
Address of Principal Executive Office (Street and Number)
Tulsa, Oklahoma 74136
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SemGroup Energy Partners, L.P. (the “Partnership”) was unable to file its Form 10-Q for the period ended June 30, 2009 by the August 10, 2009 due date.

As previously disclosed, SemGroup, L.P. (the “Private Company”) and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Filings”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on July 22, 2008. None of the Partnership, its general partner, the Partnership’s subsidiaries nor the subsidiaries of the general partner were party to the Bankruptcy Filings.

As discussed in the Partnership’s annual report on Form 10-K for the year ended December 31, 2008 filed with the SEC on July 2, 2009, the Bankruptcy Filings and the events related thereto have had a significant impact upon the Partnership’s business and results of operations and may in the future impact the Partnership in various ways. These items include, among others: (i) the reconstitution of the Partnership’s general partner’s Board of Directors (the “Board”) and management in connection with a change of control that occurred in July 2008 (the “Change of Control”), (ii) the events of default that were triggered under our credit facility, the corresponding forbearance agreement (the “Forbearance Agreement”) and amendments thereto and the Consent, Waiver and Amendment to Credit Agreement (the “Credit Agreement Amendment”), dated as of April 7, that the Partnership entered into in order to waive such events of default, (iii) the uncertainty relating to and the rebuilding of our business to provide services to and derive revenues from third parties instead of relying upon the Private Company for substantially all of our revenues, (iv) the hiring of certain operational employees in connection with the Settlement and the rejection of the Amended Omnibus Agreement, (v) becoming a party to securities and other litigation as well as governmental investigations, (vi) being delisted from the Nasdaq Global Market (“Nasdaq”), (vii) failing to make distributions for the second, third and fourth quarters of 2008 and the first and second quarters of 2009, and the expectation that we will not make a distribution for the third quarter of 2009, (viii) experiencing increased general and administrative expenses due to the costs related to legal and financial advisors as well as other related costs, (ix) experiencing increased interest expense as a result of the forbearance agreement to the Partnership’s credit facility (the “Forbearance Agreement”) and amendments thereto, (x) the entering into definitive documentation relating to the settlement of certain matters between the Partnership and the Private Company (the “Settlement”), (xi) the entering into leases and storage agreements with third party customers and (xii) uncertainty related to future taxation as a result of the transactions described above.

Due to the events related to the Bankruptcy Filings including uncertainties relating to the Partnership’s ability to comply with covenants under the Partnership’s credit facility, the Partnership’s exposure and sensitivity to interest rate risks given the materiality of the Partnership’s borrowings under its credit facility, and uncertainties related to securities and other litigation, the Partnership faces substantial doubt as to its ability to continue as a going concern.

The Partnership’s management and the Board are currently evaluating the impact of these matters, including accounting for the Settlement, on the financial statements. The Partnership expects to file its 10-Q for the quarter ended June 30, 2009 as soon as is reasonably practicable after such evaluation has been completed.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alex G. Stallings	(918)	237-4007
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  In February 2008, the Partnership purchased land, receiving infrastructure, machinery, pumps and piping and 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities from the Private Company. In connection with this acquisition, the Partnership (i) entered into a Terminalling and Storage Agreement (the “Terminalling Agreement”) with the Private Company and certain of its subsidiaries under which the Partnership provided liquid asphalt cement terminalling and storage and throughput services to the Private Company and the Private Company agreed to use the Partnership’s services at certain minimum levels and (ii) entered into the Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”) with the Private Company under which the Partnership reimbursed the Private Company for the provision of various general and administrative services for the Partnership’s benefit. In connection with the Settlement, the Partnership agreed to waive fees owed it by the Private Company pursuant to the Terminalling Agreement and the Private Company agreed to waive fees owed it by the Partnership pursuant to the Amended Omnibus Agreement.

  In addition, during 2008 the Partnership made two additional acquisitions from the Private Company. On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma. On May 30, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange and the Private Company assigned a take-or-pay, fee-based agreement to the Partnership that commits substantially all of the 2.0 million barrels of new storage to a third-party customer through August 2010. The Partnership expects that these acquisitions will result in increased costs and potentially increased revenues during the quarter ended June 30, 2009 as compared to the quarter ended June 30, 2008.

  Prior to an order relating to the settlement of certain matters between the Partnership and the Private Company issued by the Bankruptcy Court on September 9, 2008 (the “Order”) and the Settlement, the Private Company was obligated to pay the Partnership minimum monthly fees totaling $76.1 million annually and $58.9 million annually in respect of the minimum commitments under the Throughput Agreement with the Private Company (the “Throughput Agreement”) and the Terminalling Agreement, respectively, regardless of whether such services were actually utilized by the Private Company. The Order required the Private Company to make certain payments under the Throughput Agreement and Terminalling Agreement during a portion of the third and fourth quarters of 2008, including the contractual minimum payments under the Terminalling Agreement. In connection with the Settlement, the Partnership waived the fees due under the Terminalling Agreement during March 2009. In addition, the Private Company rejected the Throughput Agreement and the Terminalling Agreement and the Partnership and the Private Company entered into a new Throughput Agreement (the “New Throughput Agreement”) and a new Terminalling and Storage Agreement (the “New Terminalling Agreement”). Revenues from services provided to the Private Company under the New Throughput Agreement and New Terminalling Agreement are substantially less than prior revenues from services provided to the Private Company as the new agreements are based upon actual volumes gathered, transported, terminalled and stored instead of certain minimum volumes and are at reduced rates when compared to the Throughput Agreement and Terminalling Agreement. Also in connection with the Settlement, the Private Company transferred certain asphalt assets to the Partnership that were connected to the Partnership’s existing asphalt assets. The transfer of the Private Company’s asphalt assets in connection with the Settlement provides the Partnership with outbound logistics for the Partnership’s existing asphalt assets and, therefore, allows the Partnership to provide asphalt services for third parties.

  The Partnership has been pursuing opportunities to provide crude oil terminalling and storage services, crude oil gathering and transportation services and asphalt services to third parties. As a result of new crude oil third-party storage contracts, the Partnership increased its third-party crude oil terminalling and storage revenue from approximately $1.0 million, or approximately 10% of total terminalling and storage revenue during the second quarter of 2008, to approximately $10.2 million and $10.1 million, or approximately 88% and 96% of total terminalling and storage revenue for the first and second quarter of 2009, respectively.

  In addition, as a result of new third-party crude oil transportation contracts and reduced commitments of usage by the Private Company under the Throughput Agreement and New Throughput Agreement, the Partnership increased its third-party gathering and transportation revenue from approximately $5.0 million, or approximately 21% of total gathering and transportation revenue during the second quarter of 2008, to approximately $13.9 million and $14.1 million, or approximately 93% and 98% of total gathering and transportation revenue for the first and second quarter of 2009, respectively.

  The significant majority of the increase in third party revenues results from an increase in third-party crude oil services provided and a corresponding decrease in the Private Company’s crude oil services provided due to the termination of the monthly contract minimum revenues under the Throughput Agreement in September 2008 and reduced revenues under the New Throughput Agreement. Average rates for the new third-party crude oil terminalling and storage and transportation and gathering contracts are comparable with those previously received from the Private Company. However, the volumes being terminalled, stored, transported and gathered have decreased as compared to periods prior to the Bankruptcy Filings, which has negatively impacted total revenues. As an example, first quarter 2009 total revenues are approximately $9.0 million (or approximately 18%) less than second quarter 2008 total revenues, in each case excluding fuel surcharge revenues related to fuel and power consumed to operate our liquid asphalt cement storage tanks.

  In addition, as of July 31, 2009, the Partnership has entered into leases and storage agreements with third party customers relating to 45 of its 46 asphalt facilities. The majority of these leases and storage agreements with third parties extend through December 31, 2011. The Partnership operates the asphalt facilities pursuant to the storage agreements while the Partnership’s contract counterparties operate the asphalt facilities that are subject to the lease agreements. The revenues the Partnership receives pursuant to these leases and storage agreements are less than the revenues received under the Terminalling Agreement with the Private Company. The Partnership expects annual revenues from these leases and storage agreements to be approximately $40 million.

  Events related to the Bankruptcy Filings, the securities litigation and governmental investigations, and the Partnership’s efforts to enter into storage contracts with third party customers and pursue strategic opportunities has resulted in increased expenses beginning in the third quarter of 2008 due to the costs related to legal and financial advisors as well as other related costs. General and administrative expenses (exclusive of non-cash compensation expense related to the vesting of the units under the Plan (the “Plan”)) increased by approximately $4.7 million, or approximately 204%, to approximately $7.0 million for the second quarter of 2009, compared to $2.3 million in the second quarter of 2008. The Partnership expects this increased level of general and administrative expenses to continue throughout 2009.

  After giving effect to the Credit Agreement Amendment, amounts outstanding under the Partnership’s credit facility bear interest at either the LIBOR rate plus 6.50% per annum, with a LIBOR floor of 3.00%, or the federal funds rate plus 0.5% (the “Base rate”) plus 5.50% per annum, with a Base Rate floor of 4.00% per annum. The Partnership pays a fee of 1.50% per annum on unused commitments under our revolving credit facility. Cash interest expense is expected to increase by approximately $5.5 million, or approximately 117%, to approximately $10.2 million for the quarter ended June 30, 2009 compared to $4.7 million for the quarter ended June 30, 2008. The Partnership expects the increased level of interest expense to continue through 2009 as compared to 2008 due to the terms and conditions of the Credit Agreement Amendment.

  The Partnership also may experience increased operational expenses as a result of directly employing individuals associated with its operations. Historically, the Partnership did not directly employ any persons responsible for managing or operating it or for providing services relating to day-to-day business affairs as these services were provided to it by the Private Company pursuant to the Amended Omnibus Agreement. In connection with the Settlement, the Private Company rejected the Amended Omnibus Agreement and the Partnership and the Private Company entered into the Shared Services Agreement and the Transition Services Agreement relating to the provision of such services. In addition, the Partnership now directly employs approximately 400 individuals associated with its crude oil and asphalt operations. The costs to directly employ these individuals as well as the costs under the Shared Services Agreement and the Transition Services Agreement, each of which were entered into by the Partnership and the Private Company, may be higher than those previously paid by the Partnership under the Amended Omnibus Agreement, which could have a material adverse effect on its business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of our common units and its ability to conduct its business.

SEMGROUP ENERGY PARTNERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-11-2009	By /s/	Alex G. Stallings	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).